Exhibit 17.1

November 20, 2015

Mr. Peter Blackmore

Chairman of the Board, TerraForm Power

Chairman of the Board, TerraForm Global

Mr. Sebastian Deschler

General Counsel and Secretary, TerraForm Power

Ms. Yana Kravtsova

General Counsel and Secretary, TerraForm Global

Dear Mr. Blackmore, Mr. Deschler and Ms. Kravtsova:

I am resigning from the Board of Directors of both TerraForm Power and TerraForm Global effective immediately.

As an independent director, I have been working hard and in good faith to protect the interests of the stockholders.

As a result of the Board’s actions today, I do not believe I will be able to do so going forward and therefore resign.

Best regards,

Mark B. Florian

cc: Martin Truong